

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports Second Quarter 2016 Earnings

<u>**2016 Second Quarter Highlights**</u>

- **Second quarter 2016 net income was $3.6 million and earnings per share (diluted) were $0.10**

- **Pre-tax, pre-provision adjusted net income was $16.7 million for the second quarter 2016 compared to $9.3 million in the second quarter 2015, a 79.5% increase**

- **Recorded $11.0 million in provision for loan losses; the level of allowance for the Company's energy related loans equals 9%**

- **Managed Asset Reduction Strategy ("MARS") producing strong results with a $36.6 million reduction in energy loans, inclusive of results from the first portfolio sale which closed in July**

Houston, TX – July 28, 2016 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company ("Green Bancorp" or the "Company") that operates Green Bank, N.A. ("Green Bank"), today announced results for its second quarter and six months ended June 30, 2016. The Company reported net income for the quarter of $3.6 million, or $0.10 per diluted common share, compared to net income of $4.1 million or $0.16 per diluted common share reported for the same period in 2015.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp said, "The MARS team has made strong progress executing our energy reduction strategy in a short period of time. Thus far, the team has successfully disposed of over 12% of the MARS portfolio, from March 31st through July 21st, and total energy loans have been reduced by $37 million to 7.5% of total loans, during the same period. We remain confident that we will have substantially eliminated our energy exposure by the end of the first quarter of 2017 with the majority of the resolutions occurring this year. We continue to expect that our existing reserves, purchase discount on acquired loans, and 2016 earnings are more than sufficient to fund the MARS initiative through its conclusion. In fact, we expect that the bank will modestly build capital through this year."

Geoff Greenwade, President of Green Bancorp and Chief Executive Officer of Green Bank, commented, "I am pleased with the progress that we have made towards re-positioning the bank for organic growth as we look to 2017. Importantly, we are now beginning to see the ancillary benefits of the segregation of the MARS assets, as our portfolio bankers can more fully focus on their primary objective – building and maintaining solid banking relationships. In addition, our team of commercial and business banking managers can now spend more of their time executing on our key strategic initiatives designed to drive organic growth and enhance shareholder value. The primary focus of these initiatives is to drive loan and deposit growth, expand our banking team and market share in Dallas, and accelerate our pace of non-interest income growth."

Results of operations for the quarter ended June 30, 2016

Net income for the quarter ended June 30, 2016 was $3.6 million, compared with $4.1 million for the same period in 2015. Net income per diluted common share was $0.10 for the quarter ended June 30, 2016, compared with $0.16 for the same period in 2015. The decrease in net income was principally due to an increase in provision for loan losses primarily related to energy exposure. Returns on average assets and average common equity, each on an annualized basis, for the three months ended June 30, 2016 were 0.38% and 3.35%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 55.39% for the three months ended June 30, 2016.

Net interest income before provision for loan losses for the quarter ended June 30, 2016 was $33.5 million, an increase of $12.6 million, or 60.3%, compared with $20.9 million during the same period in 2015. The increase was primarily due to a $15.5 million increase in interest income on loans due to a 73.8% increase in average loan volume largely driven by the Patriot acquisition. The net interest margin for the quarter ended June 30, 2016 was 3.74%, compared with 3.84% for the same period in 2015. Average noninterest-bearing deposits for the quarter ended June 30, 2016 were $592.6 million, an increase of $101.3 million compared with the same period in 2015, and a decrease of $11.6 million compared to the quarter ended March 31, 2016. Average shareholders' equity for the quarter ended June 30, 2016 was $435.5 million, an increase of $139.2 million compared with the same period in 2015, and a decrease of $5.3 million compared to the quarter ended March 31, 2016.

Net interest income before provision for loan losses during the quarter ended June 30, 2016 decreased 2.0% or $687 thousand, compared with $34.2 million for the quarter ended March 31, 2016, primarily due to an increase in the average cost of interest bearing deposits resulting from the Company's deposit attraction strategy and a reduction in the accretion of purchase discounts on loans and deposits. The net interest margin for the quarter ended June 30, 2016 of 3.74% decreased from 3.87% for the quarter ended March 31, 2016.

Noninterest income for the quarter ended June 30, 2016 was $3.8 million, an increase of $827 thousand, or 28.0%, compared with $3.0 million for the same period in 2015. This increase was primarily due to a $530 thousand increase in customer service fees, $233 thousand increase in swap income and $179 thousand increase in bank owned life insurance offset by a $157 thousand decrease in gain on sale of loans held for sale. When comparing the quarter ended June 30, 2016 to the quarter ended March 31, 2016, noninterest income decreased $373 thousand, or 9.0%, from $4.2 million, primarily due to a $280 thousand decrease in the gain on sale of the guaranteed portion of loans.

Noninterest expense for the quarter ended June 30, 2016 was $20.7 million, an increase of $4.1 million, or 24.7%, compared with $16.6 million for the same period in 2015. The increase was primarily due to increases related to ongoing acquired Patriot operations. When comparing the quarter ended June 30, 2016 to the quarter ended March 31, 2016, noninterest expense increased 6.1%, or $1.2 million, from $19.5 million, primarily due to expenses related to the MARS energy asset resolution initiative, including a $558 thousand increase in loan related expenses. Other increases included a $515 thousand increase in the provision for off balance sheet credit losses and a $513 thousand increase in professional and regulatory fees primarily consisting of an increase in FDIC insurance premiums, offset by a $518 thousand decrease in salaries and employee benefits.

Loans held for investment at June 30, 2016 were $3.2 billion, an increase of $1.3 billion, or 68.3%, compared with $1.9 billion at June 30, 2015, primarily due to the Patriot acquisition, which was finalized at the beginning of the fourth quarter 2015 and continued opportunities for our portfolio bankers to generate new loans and expand existing relationships within our target markets. Loans held for investment at June 30, 2016 increased $21.3 million, or 0.7%, from March 31, 2016, after $36.6 million in energy loan reductions related to MARS. Average loans held for investment increased 73.9% or $1.4 billion to $3.2 billion for the quarter ended June 30, 2016, compared with $1.8 billion for the same period in 2015. Average loans held for investment for the quarter ended June 30, 2016 increased 2.0% or $63.8 million from the quarter ended March 31, 2016.

Deposits at June 30, 2016 were $3.2 billion, an increase of $1.2 billion, or 58.4%, compared to June 30, 2015, primarily due to the Patriot acquisition. Deposits at June 30, 2016 increased $150.2 million or 4.9% from March 31, 2016 due primarily to increases in money market accounts and time deposits resulting from the Company's deposit attraction and retention initiatives. Noninterest-bearing deposits at June 30, 2016 were $583.3 million, a decrease of $20.7 million, or 3.4%, compared to June 30, 2015 and a decrease of $9.3 million, or 1.6%, compared to March 31, 2016. Average deposits increased 64.3% or $1.2 billion to $3.2 billion for the quarter ended June 30, 2016, compared with the same period of 2015. Average noninterest bearing deposits for the quarter ended June 30, 2016 were $592.6 million, an increase of $101.3 million compared with the same period in 2015, and a decrease of $11.6 million compared with the quarter ended March 31, 2016.

Results of operations for the six months ended June 30, 2016

Net income for the six months ended June 30, 2016 was $5.5 million, compared with $8.8 million for the same period in 2015. Net income per diluted common share was $0.15 for the six months ended June 30, 2016, compared with $0.33 for the same period in 2015. The decrease in net income was principally due to the increase in provision for loan losses of $24.7 million when comparing the two periods. Returns on average assets and average common equity, each on an annualized basis, for the six months ended June 30, 2016 were 0.29% and 2.53%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 53.05% for the six months ended June 30, 2016.

Net interest income before provision for loan losses for the six months ended June 30, 2016, was $67.8 million an increase of $26.3 million, or 63.5%, compared with $41.4 million during the same period in 2015. The increase was primarily due to a 74.4% increase in average loan volume largely driven by the Patriot acquisition. The net interest margin for the six months ended June 30, 2016 decreased to 3.81%, compared with 3.88% for the same period in 2015. Average noninterest-bearing deposits for the six months ended June 30, 2016 were $602.6 million, an increase of $141.5 million compared with the same period in 2015. Average shareholders' equity for the six months ended June 30, 2016 was $434.0 million, an increase of $140.0 million compared with the same period in 2015.

Noninterest income for the six months ended June 30, 2016 was $7.9 million, an increase of $2.9 million, or 57.5%, compared with $5.0 million for the same period in 2015. This increase was primarily due to a $1.1 million increase in customer service fees, a $557 thousand increase in swap income, a $391 thousand increase in gain on sale of guaranteed portion of loans, a $376 thousand increase in loan fees and a $356 thousand increase in bank owned life insurance income all principally due to the Patriot acquisition.

Noninterest expense for the six months ended June 30, 2016, was $40.2 million, an increase of $9.8 million, or 32.4%, compared with $30.3 million for the same period in 2015. The increase was primarily due to increases related to ongoing acquired Patriot operations and MARS expenses.

Average loans held for investment increased 74.5% or $1.3 billion to $3.2 billion for the six months ended June 30, 2016, compared with $1.8 billion for the same period in 2015 was primarily due to the Patriot acquisition. Average deposits increased 63.5% or $1.2 million to $3.1 billion for the six months ended June 30, 2016, compared with the same period of 2015.

Asset Quality

Nonperforming assets totaled $93.5 million or 2.44% of period end total assets at June 30, 2016, an increase of $82.2 million compared to $11.3 million or 0.47% of period end total assets at June 30, 2015. The increase was due to energy-related migration to nonperforming and the nonperforming loans and real estate acquired through foreclosure that was acquired through the Patriot acquisition. Nonperforming assets at June 30, 2016 increased by $16.0 million compared to $77.5 million or 2.01% of period end total assets at March 31, 2016 due to expected energy-related migration to nonperforming. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $5.5 million at June 30, 2016, compared with $681 thousand at June 30, 2015 and $5.6 million at March 31, 2016. Real estate acquired through foreclosure totaled $6.2 million at June 30, 2016, an increase of $1.7 million, or 38.5% compared to June 30, 2015 and a decrease of $3.0 million, or 32.7% compared to March 31, 2016.

The allowance for loan losses was 1.49% of total loans at June 30, 2016, compared with 0.97% of total loans at June 30, 2015 and 1.25% of total loans at March 31, 2016. The increase in the allowance for loan losses as a percentage of total loans when compared to June 30, 2015 was due primarily to an increase in both specific reserves and general reserves. The increase in the percentage from the prior quarter was primarily due to additional specific reserves related to energy exposure and additional reserves on purchased credit impaired loans. At June 30, 2016, the Company's allowance for loans losses to total loans, excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30, was 2.14%. Further, the allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount was 2.11% as of June 30, 2016.

The Company recorded a provision for loan losses of $11.0 million for the quarter ended June 30, 2016 down from the $16.0 million provision for the loan losses recorded for the quarter ended March 31, 2016. The second quarter provision reflects the addition of specific reserves primarily related to impairment in the energy portfolio and additional reserves on purchased credit impaired loans. The provision for loan losses was $27.0 million for the six months ended June 30, 2016, compared with $2.3 million for the six months ended June 30, 2015.

Net charge offs were $3.3 million for the quarter ended June 30, 2016, compared with net charge offs of $9.2 million for the quarter ended March 31, 2016, and net charge offs of $55 thousand for the quarter ended June 30, 2015. Net charge offs were $12.5 million, or 0.40% of average loans outstanding, for the six months ended June 30, 2016, compared with net recoveries of $377 thousand for the six months ended June 30, 2015.

Managed Asset Reduction Strategy ("MARS")

As previously announced, the Company has initiated a strategy to divest its portfolio of energy loans and certain other classified assets on an accelerated basis. A team of eight workout professionals who report to the Company's Corporate Chief Credit Officer have been assigned to focus solely on the resolution of the MARS portfolio. The MARS team will take a multifaceted approach to reducing the portfolio through the use of proven management and disposition techniques.

During the second quarter of 2016, the Company resolved $36.6 million in energy related loans which included $6.3 million in energy loans that were classified as held-for-sale at June 30, 2016. These loans comprise the Company's first portfolio sale that closed on July 20, 2016. Net charge-offs (after considering existing reserves) totaled $2.8 million.

Inclusive of the loan sale closed in July, total energy loans have been reduced to $240.7 million from $292.6 million at December 31, 2015.

Acquisition of Patriot Bancshares, Inc.

On October 1, 2015, Green Bancorp completed the acquisition of Patriot Bancshares, Inc. ("Patriot") and its wholly-owned subsidiary, Patriot Bank. Patriot, headquartered in Houston, TX, operated six locations in Houston, two in Dallas and one in Fannin County, Texas. As of September 30, 2015, Patriot, on a consolidated basis, reported total assets of $1.4 billion, total loans of $1.1 billion, total deposits of $1.1 billion and total shareholders' equity of $125.2 million.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, allowance for loan losses to total loans excluding acquired loans, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount, selected metrics excluding one-time acquisition expenses and pre-tax, pre-provision adjusted net income. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, July 28, 2016, to discuss its second quarter 2016 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp Second Quarter 2016 Earnings Conference Call. A replay will be available starting at 8:00 pm (Eastern Time) on July 28, 2016 and can be accessed by dialing 1-877-870-5176, or for international callers, 1-858-384-5517. The passcode for the replay is 13640935. The replay will be available until 11:59 pm (Eastern Time) on August 4, 2016.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the investor relations section of the Company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the Company's website at www.greenbank.com. Green Bancorp uses its website as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's website and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank in Houston, Dallas and Austin. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: difficulties and delays in integrating the Green Bancorp and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 199,950	$ 171,421	$ 124,906	$ 96,451	$ 168,416
Securities	237,029	302,838	318,151	249,558	258,882
Other investments	18,586	24,744	20,986	16,977	10,831
Loans held for sale	6,253	-	384	192	1,287
Loans held for investment	3,189,436	3,168,183	3,130,669	1,982,280	1,894,742
Allowance for loan losses	(47,420)	(39,714)	(32,947)	(20,724)	(18,292)
Goodwill	85,291	85,291	85,291	30,129	30,129
Core deposit intangibles, net	10,758	11,160	11,562	3,704	3,852
Real estate acquired through foreclosure	6,216	9,230	12,122	1,665	4,488
Premises and equipment, net	26,706	27,252	27,736	24,766	24,773
Other assets	94,642	89,004	87,297	30,989	29,843
Total assets	$ 3,827,447	$ 3,849,409	$ 3,786,157	$ 2,415,987	$ 2,408,951
Noninterest-bearing deposits	$ 583,347	$ 592,690	$ 643,354	$ 499,101	$ 604,073
Interest-bearing transaction and savings deposits	1,208,960	1,069,931	1,104,630	792,957	758,123
Certificates and other time deposits	1,414,954	1,394,398	1,352,764	649,082	662,335
Total deposits	3,207,261	3,057,019	3,100,748	1,941,140	2,024,531
Securities sold under agreements to repurchase	3,227	3,544	3,073	3,080	9,858
Other borrowed funds	150,000	328,968	223,265	158,893	67,309
Subordinated debentures	13,397	13,292	13,187	-	-
Other liabilities	18,621	15,676	16,482	9,645	8,601
Total liabilities	3,392,506	3,418,499	3,356,755	2,112,758	2,110,299
Shareholders' equity	434,941	430,910	429,402	303,229	298,652
Total liabilities and equity	$ 3,827,447	$ 3,849,409	$ 3,786,157	$ 2,415,987	$ 2,408,951

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended					For the Six Months Ended	
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
	(Dollars in thousands)						
Income Statement Data:							
Interest income:							
Loans, including fees	$ 37,711	$ 37,345	$ 37,693	$ 22,601	$ 22,252	$ 75,056	$ 43,911
Securities	988	1,081	1,079	809	838	2,069	1,716
Other investments	205	173	119	111	113	378	223
Federal funds sold	1	1	2	-	-	2	-
Deposits in financial institutions	157	124	104	78	53	281	108
Total interest income	39,062	38,724	38,997	23,599	23,256	77,786	45,958
Interest expense:							
Transaction and savings deposits	1,312	1,150	1,030	696	695	2,462	1,377
Certificates and other time deposits	3,702	2,763	2,505	1,651	1,607	6,465	3,081
Subordinated debentures	243	237	227	-	-	480	-
Other borrowed funds	264	346	228	90	31	610	61
Total interest expense	5,521	4,496	3,990	2,437	2,333	10,017	4,519
Net interest income	33,541	34,228	35,007	21,162	20,923	67,769	41,439
Provision for loan losses	11,000	16,000	12,500	3,054	805	27,000	2,310
Net interest income after provision for loan losses	22,541	18,228	22,507	18,108	20,118	40,769	39,129
Noninterest income:							
Customer service fees	1,447	1,404	1,278	867	917	2,851	1,780
Loan fees	719	699	647	680	671	1,418	1,042
Gain on sale of available-for-sale securities, net	-	-	772	-	-	-	-
Gain on sale of held for sale loans, net	-	41	60	113	157	41	232
Gain on sale of guaranteed portion of loans, net	858	1,138	971	908	960	1,996	1,605
Other	758	873	548	303	250	1,631	381
Total noninterest income	3,782	4,155	4,276	2,871	2,955	7,937	5,040
Noninterest expense:							
Salaries and employee benefits	11,461	11,979	11,913	8,562	8,878	23,440	17,635
Occupancy	2,035	2,030	2,743	1,332	1,562	4,065	3,022
Professional and regulatory fees	2,435	1,922	1,863	1,988	3,605	4,357	5,072
Data processing	945	970	1,261	610	583	1,915	1,227
Software license and maintenance	528	476	738	352	392	1,004	754
Marketing	301	298	331	160	152	599	300
Loan related	801	243	628	185	263	1,044	372
Real estate acquired by foreclosure, net	381	300	352	339	382	681	395
Other	1,788	1,269	1,643	844	761	3,057	1,557
Total noninterest expense	20,675	19,487	21,472	14,372	16,578	40,162	30,334
Income before income taxes	5,648	2,896	5,311	6,607	6,495	8,544	13,835
Provision for income taxes	2,017	1,057	2,738	2,528	2,357	3,074	5,048
Net income	$ 3,631	$ 1,839	$ 2,573	$ 4,079	$ 4,138	$ 5,470	$ 8,787

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and For the Quarter Ended					As of and For the Six Months Ended	
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
	(Dollars in thousands, except per share data)						
Per Share Data (Common Stock):							
Basic earnings per common share	$ 0.10	$ 0.05	$ 0.07	$ 0.16	$ 0.16	$ 0.15	$ 0.34
Diluted earnings per share	0.10	0.05	0.07	0.15	0.16	0.15	0.33
Book value per common share	11.82	11.77	11.67	11.54	11.37	11.82	11.37
Tangible book value per common share [1]	9.21	9.14	9.04	10.25	10.08	9.21	10.08
Common Stock Data:							
Shares outstanding at period end	36,798	36,788	36,788	26,277	26,270	36,798	26,270
Weighted average basic shares outstanding for the period	36,613	36,706	36,623	26,274	26,199	36,660	26,186
Weighted average diluted shares outstanding for the period	36,613	36,709	36,854	26,551	26,518	36,665	26,445
Selected Performance Metrics:							
Return on average assets	0.38 %	0.20 %	0.27 %	0.68 %	0.73 %	0.29 %	0.79 %
Return on average equity	3.35	1.68	2.38	5.37	5.60	2.53	6.03
Efficiency ratio	55.39	50.77	54.66	59.80	69.43	53.05	65.26
Loans to deposits ratio	99.44	103.64	100.96	102.12	93.59	99.44	93.59
Noninterest expense to average assets	2.19	2.08	2.27	2.38	2.93	2.13	2.73
Capital Ratios:							
Average shareholders' equity to average total assets	11.4 %	11.7 %	11.4 %	12.6 %	13.0 %	11.5 %	13.1 %
Tier 1 capital to average assets (leverage)	9.6	9.5	9.6	11.4	11.9	9.6	11.9
Common equity tier 1 capital [2]	9.5	9.4	9.6	12.2	12.5	9.5	12.5
Tier 1 capital to risk-weighted assets	9.8	9.7	10.0	12.2	12.5	9.8	12.5
Total capital to risk-weighted assets	11.1	10.8	10.9	13.1	13.4	11.1	13.4
Tangible common equity to tangible assets [1]	9.1	8.9	9.0	11.3	11.1	9.1	11.1
Selected Other Metrics:							
Number of full time equivalent employees	359	353	353	258	266	359	266
Number of portfolio bankers	67	61	63	52	55	67	55
Period end actual loan portfolio average per portfolio banker	$ 42,906	$ 49,823	$ 46,822	$ 36,601	$ 33,191	$ 42,906	$ 33,191
Period end target loan portfolio average per portfolio banker	$ 60,762	$ 60,738	$ 60,584	$ 52,299	$ 47,348	$ 60,762	$ 47,348
Estimated remaining capacity to target loan portfolio size	29.39 %	17.97 %	22.72 %	30.02 %	29.90 %	29.39 %	29.90 %

[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

[2] Common equity tier 1 capital ratio is a new ratio required under the Basel III Capital Rules effective January 1, 2015.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	June 30, 2016			March 31, 2016			June 30, 2015		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
				(Dollars in thousands)					
Assets									
Interest-Earning Assets:									
Loans	$ 3,188,438	$ 37,711	4.76 %	$ 3,124,711	$ 37,345	4.81 %	$ 1,834,975	$ 22,252	4.86 %
Securities	267,019	988	1.49	312,861	1,081	1.39	263,900	838	1.27
Other investments	24,542	205	3.36	22,498	173	3.09	9,940	113	4.56
Federal funds sold	1,166	1	0.34	2,507	1	0.16	1,006	-	-
Interest earning deposits in financial institutions	121,096	157	0.52	94,902	124	0.53	75,836	53	0.28
Total interest-earning assets	3,602,261	39,062	4.36 %	3,557,479	38,724	4.38 %	2,185,657	23,256	4.27 %
Allowance for loan losses	(42,020)			(33,080)			(18,387)		
Noninterest-earning assets	243,591			245,025			106,027		
Total assets	$ 3,803,832			$ 3,769,424			$ 2,273,297		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 1,151,728	$ 1,312	0.46 %	$ 1,066,999	$ 1,150	0.43 %	$ 775,043	$ 695	0.36 %
Certificates and other time deposits	1,424,437	3,702	1.05	1,342,562	2,763	0.83	662,109	1,607	0.97
Securities sold under agreements to repurchase	3,680	1	0.11	4,121	2	0.20	11,699	4	0.14
Other borrowed funds	165,776	263	0.64	280,838	344	0.49	29,230	27	0.37
Subordinated debentures	13,346	243	7.32	13,244	237	7.20	-	-	-
Total interest-bearing liabilities	2,758,967	5,521	0.80 %	2,707,764	4,496	0.67 %	1,478,081	2,333	0.63 %
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	592,649			604,261			491,305		
Other liabilities	16,757			16,654			7,652		
Total liabilities	3,368,373			3,328,679			1,977,038		
Shareholders' equity	435,459			440,745			296,259		
Total liabilities and shareholders' equity	$ 3,803,832			$ 3,769,424			$ 2,273,297		
Net interest rate spread			3.56 %			3.71 %			3.63 %
Net interest income and margin[1]		$ 33,541	3.74 %		$ 34,228	3.87 %		$ 20,923	3.84 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

| | For the Six Months Ended June 30, | | | | | |
| | 2016 | | | 2015 | | |
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
			(Dollars in thousands)			
Assets						
Interest-Earning Assets:						
Loans	$ 3,156,574	$ 75,056	4.78 %	$ 1,809,827	$ 43,911	4.89 %
Securities	289,939	2,069	1.44	250,000	1,716	1.38
Other investments	23,520	378	3.23	10,186	223	4.41
Federal funds sold	1,836	2	0.22	824	-	-
Interest earning deposits in financial institutions	107,999	281	0.52	81,156	108	0.27
Total interest-earning assets	3,579,868	77,786	4.37 %	2,151,993	45,958	4.31 %
Allowance for loan losses	(37,549)			(17,093)		
Noninterest-earning assets	244,309			105,864		
Total assets	$ 3,786,628			$ 2,240,764		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing demand and savings deposits	$ 1,109,364	$ 2,462	0.45 %	$ 781,495	$ 1,377	0.36 %
Certificates and other time deposits	1,383,500	6,465	0.94	650,768	3,081	0.95
Securities sold under agreements to repurchase	3,901	3	0.15	13,436	10	0.15
Other borrowed funds	223,307	607	0.55	32,368	51	0.32
Subordinated debentures	13,294	480	7.26	-	-	-
Total interest-bearing liabilities	2,733,366	10,017	0.74 %	1,478,067	4,519	0.62 %
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	602,594			461,091		
Other liabilities	16,706			7,627		
Total liabilities	3,352,666			1,946,785		
Shareholders' equity	433,962			293,979		
Total liabilities and shareholders' equity	$ 3,786,628			$ 2,240,764		
Net interest rate spread			3.63 %			3.69 %
Net interest income and margin[1]		$ 67,769	3.81 %		$ 41,439	3.88 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
Average yield on interest-earning assets:					
Loans, including fees	4.76 %	4.81 %	4.91 %	4.67 %	4.86 %
Securities	1.49	1.39	1.26	1.24	1.27
Other investments	3.36	3.09	2.04	2.77	4.56
Federal funds sold	0.34	0.16	0.16	-	-
Interest-earning deposits in financial institutions	0.52	0.53	0.32	0.26	0.28
Total interest-earning assets	4.36 %	4.38 %	4.37 %	4.05 %	4.27 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.46 %	0.43 %	0.38 %	0.36 %	0.36 %
Certificates and other time deposits	1.05	0.83	0.77	1.01	0.97
Other borrowed funds	0.63	0.49	0.33	0.20	0.30
Subordinated debentures	7.32	7.20	6.94	-	-
Total interest-bearing liabilities	0.80 %	0.67 %	0.59 %	0.60 %	0.63 %
Net interest rate spread	3.56 %	3.71 %	3.77 %	3.45 %	3.63 %
Net interest margin [1]	3.74 %	3.87 %	3.92 %	3.63 %	3.84 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
Average yield on loans, excluding fees [2]	4.29 %	4.29 %	4.22 %	4.37 %	4.47 %
Average cost of interest-bearing deposits	0.78	0.65	0.59	0.66	0.64
Average cost of total deposits, including noninterest-bearing	0.64	0.52	0.46	0.49	0.48

[2]   Average yield on loans, excluding fees, is equal to loan interest income divided by average loan principal.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Jun 30, 2016		Mar 31, 2016		Dec 31, 2015		Sep 30, 2015		Jun 30, 2015	
				(Dollars in thousands)						
Period End Balances										
Commercial & industrial	$ 1,128,541	35.4 %	$ 1,130,710	35.7 %	$ 1,206,452	38.5 %	$ 820,337	41.4 %	$ 795,483	42.0 %
Real Estate:										
Owner occupied commercial	366,587	11.5	367,507	11.6	353,889	11.3	183,224	9.2	176,453	9.2
Commercial	1,078,434	33.8	1,020,399	32.2	904,115	28.9	483,628	24.4	383,863	20.3
Construction, land & land development	334,925	10.5	356,207	11.2	358,813	11.5	252,206	12.8	290,469	15.3
Residential mortgage	270,337	8.5	280,236	8.9	293,483	9.4	230,796	11.6	234,026	12.4
Consumer and Other	10,612	0.3	13,124	0.4	13,917	0.4	12,089	0.6	14,448	0.8
Total loans held for investment	$ 3,189,436	100.0 %	$ 3,168,183	100.0 %	$ 3,130,669	100.0 %	$ 1,982,280	100.0 %	$ 1,894,742	100.0 %
Deposits:										
Noninterest-bearing	$ 583,347	18.2 %	$ 592,690	19.4 %	$ 643,354	20.7 %	$ 499,101	25.7 %	$ 604,073	29.9 %
Interest-bearing transaction	164,584	5.1	178,470	5.8	172,737	5.6	132,604	6.8	133,584	6.6
Money market	926,159	28.9	760,992	24.9	793,808	25.6	604,912	31.2	567,613	28.0
Savings	118,217	3.7	130,469	4.3	138,085	4.5	55,441	2.9	56,926	2.8
Certificates and other time deposits	1,414,954	44.1	1,394,398	45.6	1,352,764	43.6	649,082	33.4	662,335	32.7
Total deposits	$ 3,207,261	100.0 %	$ 3,057,019	100.0 %	$ 3,100,748	100.0 %	$ 1,941,140	100.0 %	$ 2,024,531	100.0 %
Loan to Deposit Ratio	99.4 %		103.6 %		101.0 %		102.1 %		93.6 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Quarter Ended					As of and for the Six Months Ended	
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
	(Dollars in thousands)						
Nonperforming Assets:							
Nonaccrual loans	$ 66,628	$ 49,264	$ 37,541	$ 22,762	$ 4,402	$ 66,628	$ 4,402
Accruing loans 90 or more days past due	14,320	12,147	52	4,233	-	14,320	-
Restructured loans—nonaccrual	853	1,270	1,464	1,623	1,712	853	1,712
Restructured loans—accrual	5,469	5,616	5,988	6,048	681	5,469	681
Total nonperforming loans	87,270	68,297	45,045	34,666	6,795	87,270	6,795
Real estate acquired through foreclosure	6,216	9,230	12,122	1,665	4,488	6,216	4,488
Total nonperforming assets	$ 93,486	$ 77,527	$ 57,167	$ 36,331	$ 11,283	$ 93,486	$ 11,283
Charge-offs:							
Commercial and industrial	$ (3,336)	$ (9,880)	$ (362)	$ (981)	$ (1,227)	$ (13,216)	$ (1,304)
Owner occupied commercial real estate	(177)	-	-	-	-	(177)	-
Residential mortgage	-	(6)	(22)	(41)	-	(6)	-
Other consumer	(37)	(20)	(17)	(12)	(12)	(57)	(117)
Total charge-offs	(3,550)	(9,906)	(401)	(1,034)	(1,239)	(13,456)	(1,421)
Recoveries:							
Commercial and industrial	$ 175	$ 582	$ 94	$ 331	$ 1,163	$ 757	$ 1,760
Commercial real estate	-	-	1	75	-	-	1
Construction, land & land development	47	26	5	-	-	73	-
Residential mortgage	20	57	14	4	6	77	18
Other consumer	14	8	10	2	15	22	19
Total recoveries	256	673	124	412	1,184	929	1,798
Net (charge-offs) recoveries	$ (3,294)	$ (9,233)	$ (277)	$ (622)	$ (55)	$ (12,527)	$ 377
Allowance for loan losses at end of period	$ 47,420	$ 39,714	$ 32,947	$ 20,724	$ 18,292	$ 47,420	$ 18,292
Asset Quality Ratios:							
Nonperforming assets to total assets	2.44 %	2.01 %	1.51 %	1.50 %	0.47 %	2.44 %	0.47 %
Nonperforming loans to total loans	2.74	2.16	1.44	1.75	0.36	2.74	0.36
Total classified assets to total regulatory capital	49.03	50.93	37.59	28.19	19.03	49.03	19.03
Allowance for loan losses to total loans	1.49	1.25	1.05	1.05	0.97	1.49	0.97
Net charge-offs (recoveries) to average loans outstanding	0.10	0.30	0.01	0.03	0.00	0.40	(0.02)

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 434,941	$ 430,910	$ 429,402	$ 303,229	$ 298,652
Adjustments:					
Goodwill	85,291	85,291	85,291	30,129	30,129
Core deposit intangibles	10,758	11,160	11,562	3,704	3,852
Tangible common equity	$ 338,892	$ 334,459	$ 332,549	$ 269,396	$ 264,671
Common shares outstanding [1]	36,798	36,788	36,788	26,277	26,270
Book value per common share [1]	$ 11.82	$ 11.71	$ 11.67	$ 11.54	$ 11.37
Tangible book value per common share [1]	$ 9.21	$ 9.09	$ 9.04	$ 10.25	$ 10.08

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 785,352 as of Jun 30, 2016; 874,466 as of Mar 31, 2016; 875,007 as of Dec 31, 2015; 939,576 as of Sep 30, 2015; and 938,927 as of Jun 30, 2015.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
			(Dollars in thousands)		
Tangible Common Equity					
Total shareholders' equity	$ 434,941	$ 430,910	$ 429,402	$ 303,229	$ 298,652
Adjustments:					
Goodwill	85,291	85,291	85,291	30,129	30,129
Core deposit intangibles	10,758	11,160	11,562	3,704	3,852
Tangible common equity	$ 338,892	$ 334,459	$ 332,549	$ 269,396	$ 264,671
Tangible Assets					
Total assets	$ 3,827,447	$ 3,849,409	$ 3,786,157	$ 2,415,987	$ 2,408,951
Adjustments:					
Goodwill	85,291	85,291	85,291	30,129	30,129
Core deposit intangibles	10,758	11,160	11,562	3,704	3,852
Tangible assets	$ 3,731,398	$ 3,752,958	$ 3,689,304	$ 2,382,154	$ 2,374,970
Tangible Common Equity to Tangible Assets	9.1 %	8.9 %	9.0 %	11.3 %	11.1 %

Allowance for Loan Losses to Total Loans excluding Acquired Loans. The allowance for loan losses to total loans excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans. We calculate: (a) total loans excluding acquired loans as total loans less the fair value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (b) allowance for loan losses to total loans excluding acquired loans as the allowance for loan losses divided by total loans excluding acquired loans (as described in clause (a)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses to total loans excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, allowance for loan losses to total loans excluding acquired loans:

	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
	(Dollars in thousands)				
Allowance for loan losses	$ 47,420	$ 39,714	$ 32,947	$ 20,724	$ 18,292
Total loans excluding acquired loans					
Total loans	$ 3,189,436	$ 3,168,183	$ 3,130,669	$ 1,982,280	$ 1,894,742
Less: Fair value of acquired loans accounted for under ASC Topics 310-20 and 310-30	974,372	1,092,635	1,197,112	172,645	190,815
Total loans excluding acquired loans	$ 2,215,064	$ 2,075,548	$ 1,933,557	$ 1,809,635	$ 1,703,927
Allowance for loan losses to total loans excluding acquired loans	2.14 %	1.91 %	1.70 %	1.15 %	1.07 %

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans adjusted for acquired loan net discount as total loans plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans adjusted for acquired loan net discount (as calculated in clause (b)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 47,420	$ 39,714	$ 32,947	$ 20,724	$ 18,292
Plus: Net discount on acquired loans	20,412	22,871	25,348	2,580	2,771
Total allowance plus acquired loan net discount	$ 67,832	$ 62,585	$ 58,295	$ 23,304	$ 21,063
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,189,436	$ 3,168,183	$ 3,130,669	$ 1,982,280	$ 1,894,742
Plus: Net discount on acquired loans	20,412	22,871	25,348	2,580	2,771
Total loans adjusted for acquired loan net discount	$ 3,209,848	$ 3,191,054	$ 3,156,017	$ 1,984,860	$ 1,897,513
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	2.11 %	1.96 %	1.85 %	1.17 %	1.11 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Selected Metrics Excluding One-time Acquisition Expenses. The selected metrics excluding one-time acquisition expenses are non-GAAP measures used by management to evaluate the Company's performance. We calculate: (a) noninterest expense excluding one-time acquisition expenses as total noninterest expense less the one-time acquisition expenses; (b) net income excluding one-time acquisition expenses as net income plus one-time acquisition expenses, net of taxes; (c) diluted earnings per share excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by the weighted average diluted shares outstanding; (d) return on average assets excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total assets; (e) return on average equity excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total shareholders' equity; and (f) efficiency ratio excluding one-time acquisition expenses as noninterest expense excluding one-time acquisition expenses (as calculated in clause (a)) divided by the sum of net interest income and noninterest income. For noninterest expense excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is noninterest expense. For net income excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is net income. For diluted earnings per share excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is diluted earnings per share. For return on average assets excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average assets. For return on average equity excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average equity. For the efficiency ratio excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is the efficiency ratio.

We believe that these measures are important to many investors in the marketplace who are interested in changes from period to period in noninterest expense, net income, diluted earnings per share, return on average assets, return on average equity and efficiency ratio with the exclusion of one-time acquisition expenses.

The following table reconciles, as of the dates set forth below, the selected metrics excluding one-time acquisition expenses:

	For the Quarter Ended					For the Six Months Ended	
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
	(Dollars in thousands, except per share data)						
Noninterest Expense Excluding One-time Acquisition Expenses							
Total noninterest expense	$ 20,675	$ 19,487	$ 21,472	$ 14,372	$ 16,578	$ 40,162	$ 30,334
Less: One-time acquisition expenses	37	390	1,846	808	1,996	427	2,222
Noninterest expense excluding one-time acquisition expenses	$ 20,638	$ 19,097	$ 19,626	$ 13,564	$ 14,582	$ 39,735	$ 28,112
Net Income Excluding One-time Acquisition Expenses							
Net Income	$ 3,631	$ 1,839	$ 2,573	$ 4,079	$ 4,138	$ 5,470	$ 8,787
Plus: One-time acquisition expenses	37	390	1,846	808	1,996	427	2,222
Less: Tax benefit at the statutory rate	13	137	646	283	699	149	778
Addback: Tax expense for non-deductible one-time acquisition expenses	-	-	857	-	-	-	-
Net income excluding one-time acquisition expenses	$ 3,655	$ 2,093	$ 4,630	$ 4,604	$ 5,435	$ 5,748	$ 10,231
Weighted average diluted shares outstanding	36,613	36,709	36,854	26,551	26,518	36,665	26,445
Diluted earnings per share	$ 0.10	$ 0.05	$ 0.07	$ 0.15	$ 0.16	$ 0.15	$ 0.33
Diluted earnings per share, excluding one-time acquisition expenses	0.10	0.06	0.13	0.17	0.20	0.16	0.39
Average Total Assets	$ 3,803,832	$ 3,769,424	$ 3,761,050	$ 2,395,556	$ 2,273,297	$ 3,786,628	$ 2,240,764
Return on average assets	0.38 %	0.20 %	0.27 %	0.68 %	0.73 %	0.29 %	0.79 %
Return on average assets, excluding one-time acquisition expenses	0.39	0.22	0.49	0.76	0.96	0.31	0.92
Average Common Shareholders' equity	$ 435,459	$ 440,745	$ 429,527	$ 301,370	$ 296,259	$ 433,962	$ 293,979
Return on average equity	3.35 %	1.68 %	2.38 %	5.37 %	5.60 %	2.53 %	6.03 %
Return on average equity, excluding one-time acquisition expenses	3.38	1.91	4.28	6.06	7.36	2.66	7.02
Net interest income	$ 33,541	$ 34,228	$ 35,007	$ 21,162	$ 20,923	$ 67,769	$ 41,439
Noninterest Income	$ 3,782	$ 4,155	$ 4,276	$ 2,871	$ 2,955	$ 7,937	$ 5,040
Efficiency ratio	55.39 %	50.77 %	54.66 %	59.80 %	69.43 %	53.05 %	65.26 %
Efficiency ratio, excluding one-time acquisition expenses	55.30	49.75	49.96	56.44	61.07	52.49	60.48

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Pre-tax, Pre-provision Adjusted Net Income. Pre-tax, pre-provision adjusted net income is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate pre-tax, pre-provision adjusted net income as net income plus provision for income taxes, plus provision for loan losses, plus one-time acquisition expenses. For pre-tax, pre-provision adjusted net income, the most directly comparable financial measure calculated in accordance with GAAP is net income.

We believe that this measure is important to many investors in the marketplace who are interested in understanding the operating performance of the company before provision for loan losses, which can vary from quarter to quarter, and income taxes.

The following table reconciles, as of the dates set forth below, pre-tax, pre-provision adjusted net income:

	For the Quarter Ended					For the Six Months Ended	
	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
	(Dollars in thousands)						
Pre-Tax, Pre-Provision Adjusted Net Income							
Net Income	$ 3,631	$ 1,839	$ 2,573	$ 4,079	$ 4,138	$ 5,470	$ 8,787
Plus: Provision on income taxes	2,017	1,057	2,738	2,528	2,357	3,074	5,048
Plus: Provision for loan losses	11,000	16,000	12,500	3,054	805	27,000	2,310
Plus: One-time acquisition expenses	37	390	1,846	808	1,996	427	2,222
Total pre-tax, pre-provision adjusted net income	$ 16,685	$ 19,286	$ 19,657	$ 10,469	$ 9,296	$ 35,971	$ 18,367